UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 2, 2025

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 4, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-2751431
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 326 Class A Ordinary Shares; Series 356 Class A Ordinary Shares; Series 361 Class A Ordinary Shares; Series 363 Class A Ordinary Shares; Series 366 Class A Ordinary Shares; Series 367 Class A Ordinary Shares; Series 368 Class A Ordinary Shares; Series 376 Class A Ordinary Shares; Series 380 Class A Ordinary Shares; Series 381 Class A Ordinary Shares; Series 383 Class A Ordinary Shares; Series 385 Class A Ordinary Shares; Series 387 Class A Ordinary Shares; Series 389 Class A Ordinary Shares; Series 391 Class A Ordinary Shares; Series 392 Class A Ordinary Shares; Series 393 Class A Ordinary Shares; Series 395 Class A Ordinary Shares; Series 403 Class A Ordinary Shares; Series 404 Class A Ordinary Shares; Series 405 Class A Ordinary Shares; Series 407 Class A Ordinary Shares; Series 412 Class A Ordinary Shares; Series 416 Class A Ordinary Shares; Series 418 Class A Ordinary Shares; Series 419 Class A Ordinary Shares; Series 422 Class A Ordinary Shares; Series 424 Class A Ordinary Shares; Series 425 Class A Ordinary Shares; Series 426 Class A Ordinary Shares; Series 427 Class A Ordinary Shares; Series 428 Class A Ordinary Shares; Series 433 Class A Ordinary Shares; Series 434 Class A Ordinary Shares; Series 435 Class A Ordinary Shares; Series 437 Class A Ordinary Shares; Series 440 Class A Ordinary Shares; Series 448 Class A Ordinary Shares; Series 450 Class A Ordinary Shares; Series 454 Class A Ordinary Shares; Series 455 Class A Ordinary Shares; Series 457 Class A Ordinary Shares; Series 458 Class A Ordinary Shares; Series 459 Class A Ordinary Shares; Series 460 Class A Ordinary Shares; Series 472 Class A Ordinary Shares; Series 473 Class A Ordinary Shares; Series 477 Class A Ordinary Shares; Series 480 Class A Ordinary Shares; Series 496 Class A Ordinary Shares; Series 500 Class A Ordinary Shares; Series 502 Class A Ordinary Shares; Series 503 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

An electronic alternative trading system operated by North Capital Private Securities Corporation (“NCPS”), an SEC-registered broker-dealer and member of FINRA and SIPC in accordance with SEC Regulation ATS (the “ATS”), is intended to facilitate secondary purchases and sales of Class A ordinary shares of Masterworks issuers that were initially sold pursuant to Regulation A+ (Tier II) for Masterworks offerings that have been fully subscribed for at least 90 days. The ATS can be accessed by investors through a link on the www.masterworks.com website.

The ATS will now enable certain holders of the Class A shares of Series 363, Series 367, Series 450 and Series 459 of Masterworks Vault 4, LLC (the “Company”) to post live bids and offers 24 hours per day seven days per week, provided that trades will actually occur only during regular trading hours that substantially mirror the trading hours on national securities exchanges. In order to execute a transaction on the ATS, a buyer or seller of Class A shares of a series must create a cash brokerage account with NCPS (the “Executing Broker”), which can be done through www.masterworks.com. To buy securities on the ATS, investors must also fund the brokerage account in an amount sufficient to pay the full purchase price. Owners of Class A shares of a series may submit a bid and ask quote to purchase or sell Class A shares of a series, and to the extent any such bid or ask is matched with a counterparty’s bid or ask through the ATS, such transaction will be executed and settled by the Executing Broker. Masterworks currently expects to pay all costs and expenses associated with listing the Class A shares of a series on the ATS, establishment of brokerage accounts with the Executing Broker and trading and executing transfers of the Class A shares of a series on the ATS.

The ATS or certain features of the ATS will not be available to residents of certain foreign countries or “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended.

There can be no assurance that the ATS will provide an effective means of selling your Class A shares of a series. In light of a variety of factors, including, without limitation, the relatively small market capitalization of each series of the Company, we cannot guarantee that the ATS will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the ATS should not be construed as being representative of the fair value of the Class A shares of a series or of the artwork owned by a series of the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 4, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 2, 2025